        EXHIBIT 99.10

        [Consent of KPMG LLP]

Accountants' Consent

The Board of Directors
Allstream Inc.:

We consent to the incorporation by reference in the 2003 Annual Report on Form 40-F and the registration statement No. 333-107678 on Form S-8 of Allstream Inc. of our report dated January 30, 2004 relating to the consolidated balance sheet of Allstream Inc. as at December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from April 1, 2003 to December 31, 2003.

KPMG LLP
Toronto, Canada
January 30, 2004

Accountants' Consent

The Board of Directors
Allstream Inc.:

We consent to the incorporation by reference in the 2003 Annual Report on Form 40-F of Allstream Inc. of our report dated January 31, 2003, except as to notes 1, 8 and 25, which are as of February 25, 2003, relating to the consolidated balance sheets of AT&T Canada Inc. ("the Company") as at December 31, 2002 and 2001, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002.

Our report contains Comments by the Auditors for U.S. Readers on Canada — U.S. Reporting Differences which states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(e) to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP
Toronto, Canada
January 31, 2003